SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number:  001-13138

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha’ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

For Immediate Release

Pointer Reveals Continuous, Consecutive Growth in Revenues and Profits

Raises 2008 Guidance: Revenue to $76M from $65M and Operating Profit to $8M from $6M

—	Record revenue: increased 64.5% to $37.9M in the first six months of 2008 from $23M in the first six months of 2007

—	Non-GAAP net income was $4.2M in the first six months of 2008 compared to $0.6M in the first six months of 2007

—	EBITDA: increased 107% to $8M in the first six months of 2008 from $3.9M in the first six months of 2007

Rosh HaAyin, Israel August 13th, 2008 Pointer Telocation Ltd. ( Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – a leading provider of Automatic Vehicle Location (AVL) technology, stolen vehicle retrieval services, fleet management, car & driver safety, public safety, vehicle security, asset management and road side assistance, announced today its financial results for the first six months and second quarter of 2008.

Pointer Telocation presents consecutive improvements in the second quarter of 2008, based on the successful merger of Cellocator’s business and strong internal growth. Better revenue breakdown was accompanied by total revenue and income growth, which yielded improved margins. Both technology and services sectors presented better results.

As a result of its financial results in the first six months of this year, Pointer is raising its guidance for fiscal year 2008. Pointer’s revised guidance is as follows:

Revenues for 2008 are now estimated to be $76 million, which is a 17% increase over prior guidance which we released in January 2008.

Operating income is estimated to be $8 million, which is a 33.3% increase over such prior guidance.

Financial Highlights:

Revenues: Pointer’s revenues for the second quarter of 2008 increased by 66%, to $19.4 million, from $11.7 million in the comparable period in 2007. In the first six months of 2008, revenues were $37.9 million, a 64.5% increase over the same period of 2007. Pointer’s revenues from services in each of the second quarter and the first six months of 2008 were 60% of total revenues, as compared with 76% and 75% for these periods in 2007 respectively. International activities for the second quarter of 2008 were 27% of total revenue compared to 11.1% in the comparable period in 2007.

Gross Profit: For the second quarter of 2008, gross profit increased 73.1% to $7.4 million from $4.3 million in the second quarter of 2007. As a percentage of revenues, gross profit was 38.3% in the second quarter of 2008, as compared to 36.8% in the second quarter of 2007. In the first six months of 2008, gross profit increased 74.6% to $14.6 million from $8.4 million in the first six months of 2007. Gross margin for the first six months of 2008 was 38.6%, as compared to 36.3% for the first six months of 2007. Gross margins were improved primarily due to the revenue mix.

Operating Income: Pointer’s operating income increased 202% to $2.5 million in the second quarter of 2008, compared to operating income of $0.8 million for the second quarter of 2007. Operating margin was 13.1% in the second quarter of 2008, as compared to approximately 7.2% in the second quarter of 2007. In the first six months of 2008, operating income increased 168% to $4.8 million, compared to $1.8 million for the same period of 2007. Operating margin for the first six months of 2008 was 12.7%, compared to 7.8% for the first six months of 2007. Operating figures for the first six month of 2008 improved mainly because revenue increased 64.5%, more than the 49% increase in operating expenses.

Financial Expenses: The second quarter of 2008 included a onetime non cash expense due to a loan discount in the amount of $0.7 million as part of a loan replacement.

Minority share: For the second quarter of 2008 and six months ended June 30, 2008, Pointer reported a $311 thousand and $872 thousand minority share in the operations of Shagrir, compared to $270 thousand and $704 thousand in the comparable periods of 2007. Pointer holds 56.6% interest in Shagrir.

Net Income: Pointer recorded net income of $0.8 million during the second quarter of 2008, as compared to net loss of $388 thousand in the second quarter of 2007. For the first six months of 2008, Pointer recorded net income of $1.55 million, compared to net loss of $568 thousand in the same period of 2007.

Non GAAP net income: Pointer recorded non-GAAP net income of $2.4 million during the second quarter of 2008, as compared to non-GAAP net income of $149 thousand in the second quarter of 2007. For the first six months of 2008, Pointer recorded non-GAAP net income of $4.2 million, compared to non-GAAP net income of $566 thousand in the same period of 2007. Non-GAAP net income for the second quarter of 2008 was increased by $0.7 million due to the one-time non-cash expense relating to the loan discount, which was not reflected in prior periods. Non-GAAP net income is defined as net income excluding certain non-cash expenses, including amortization of acquired intangible assets, deferred income tax, impairment of long-lived assets and a non-cash expense relating to the loan discount discussed above.

EBITDA: Pointer’s EBITDA for the second quarter of 2008 and for the first six months of 2008 was $4.2 million and $8.0 million, respectively, as compared to $1.9 million and $3.9 million in the comparable periods of 2007.

Total Shareholders’ Equity: Pointer’s total shareholders’ equity increased by 14% during the first six months of 2008 to $36.6 million.

Danny Stern, Pointer CEO, said: “Pointer continues to grow and profit. We have a healthy geographic breakdown of revenue and an excellent mix between services and products. International revenue was responsible for 27% of revenue in Q2 2008, and was derived from activities in over 25 countries. Our technology and products sales generated 40% of our revenues. Our strong cash generative business model yielded six month EBITDA of $8.0 million, which enables us to broaden our products and services offering to more customers and look toward expansion into more countries. The recently announced partnership in Romania is a first and important step in duplicating Shagrir’s successful economies-of-scale business and operational model in new territories. Based upon our financial results in the first six months of 2008, and with better visibility of our business potential both in services and in products, we have increased our financial guidance for fiscal year 2008. The increasing demand for high-quality technology and services from automotive manufacturers, car dealers, fleet operators as well as insurance companies, continues to provide favorable business opportunities for our company”, concluded Mr. Stern.

Conference Call Information:
Pointer Telocation’s management will host a conference call with the investment community to review and discuss the financial results:

Conference call will take place today, August 13th, 2008 on 9:00 AM EST, 16:00 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: +1-800-994-4498

From Israel: 03-918-0610

International: +972-3-918-0610

A replay of the conference call will be available through Aug 14th, 2008 on the Company’s website at www.pointer.com.

Reconciliation between results on a GAAP and Non-GAAP basis.
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses non-GAAP measures of net income and EBITDA. A reconciliation between results in a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Net income is adjusted from results based on GAAP to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries and a non-cash expense due to a loan discount as part of a loan replacement. These non-GAAP financial measures are provided to enhance overall understanding of the Company’s current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries, and a one-time non-cash expense due to a loan discount, that the Company believes are not indicative of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Pointer also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is also provided in a table following the Condensed Interim Consolidated Statements of Cash Flows accompanying this press release.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-9-741 8866
E-mail: zvif@pointer.com	E-mail: yael@commitment-IR.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2008	December 31, 2007
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$538	$1,200
Trade receivables, net	15,480	11,756
Other accounts receivable and prepaid expenses	2,954	2,001
Inventories	2,806	2,657

Total current assets	21,778	17,614

LONG-TERM ASSETS:
Long-term accounts receivable and deferred expenses	664	337
Severance pay fund	5,771	4,866
Property and equipment, net	9,038	7,708
Deferred income taxes	1,080	941
Other intangible assets, net	17,431	18,058
Goodwill	56,653	50,712

Total long-term assets	90,637	82,622

Total assets	$112,415	$100,236

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2008	December 31, 2007
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$9,708	$10,564
Trade payables	9,068	8,001
Deferred revenues and customer advances	11,896	8,253
Other accounts payable and accrued expenses	5,669	6,123

Total current liabilities	36,341	32,941

LONG-TERM LIABILITIES:
Long-term loans from banks	24,702	18,460
Long-term loans from shareholders and others	3,178	5,767
Other long-term liabilities	197	89
Accrued severance pay	6,903	5,730
Convertible debentures	-	1,979

	34,980	32,025

MINORITY INTEREST	4,481	3,067

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized - 8,000,000 shares at June 30, 2008 and December 31, 2007, respectively; Issued and outstanding - 4,612,875 shares at June 30,
2008 and December 31, 2007, respectively	3,139	3,139
Additional paid-in capital	117,052	116,910
Accumulated other comprehensive income	4,485	1,766
Accumulated deficit	(88,063)	(89,612)

Total shareholders' equity	36,613	32,203

Total liabilities and shareholders' equity	$112,415	$100,236

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2007
	2008	2007	2008	2007
	Unaudited

Revenues:
Products	$15,321	$5,772	$7,714	$2,823	$15,821
Services	22,564	17,263	11,694	8,867	35,806

Total revenues	37,885	23,035	19,408	11,690	51,627

Cost of revenues:
Products	8,112	3,666	4,155	1,760	9,414
Services	14,673	11,000	7,567	5,631	23,034
Amortization of intangible assets	490	-	245	-	277

Total cost of revenues	23,275	14,666	11,967	7,391	32,725

Gross profit	14,610	8,369	7,441	4,299	18,902

Operating expenses:
Research and development, net	1,171	675	498	343	1,675
Selling and marketing	3,477	2,243	1,776	1,131	4,934
General and administrative	3,920	2,811	1,996	1,551	6,209
Amortization of intangible assets	1,235	847	628	432	1,877

Total operating expenses	9,803	6,576	4,898	3,457	14,695

Operating income	4,807	1,793	2,543	842	4,207
Financial expenses, net	2,175	1,385	1,424	860	2,814
Other income (expenses), net	19	15	2	5	(12)

Income before taxes on income	2,651	423	1,121	(13)	1,381
Taxes on income	230	287	12	105	353

Net income (loss) before minority
interest	2,421	136	1,109	(118)	1,028
Minority interest	872	704	311	270	1,366

Net income (loss)	$1,549	$(568)	$798	$(388)	$(338)

Basic net earnings (loss) per share	$0.34	$(0.14)	$0.17	$(0.09)	$(0.08)

Diluted net earnings (loss) per share	$0.33	$(0.25)	$0.17	$(0.12)	$(0.08)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2007
	2008	2007	2008	2007
	Unaudited

Cash flows from operating activities:

Net income (loss)	$1,549	$(568)	$798	$(388)	$(338)
Adjustments required to reconcile net income
(loss) to net cash provided by operating
activities:
Depreciation ,amortization and impairment	3,423	2,319	1,644	1,125	5,273
Accrued interest and exchange rate changes
of convertible debenture and long-term loans	1,244	185	1,059	199	750
Accrued severance pay, net	167	9	(179)	63	(70)
Gain from sale of property and equipment, net	(158)	(139)	(70)	(59)	(182)
Amortization of deferred stock-based
compensation	140	306	69	134	783
Minority interest in earnings of subsidiary	872	854	311	311	1,366
Decrease (increase) in trade receivables, net	(2,274)	(1,994)	169	(660)	(1,172)
Decrease (increase) in other accounts
receivable and prepaid expenses	(726)	(548)	117	(12)	(421)
Decrease (increase) in inventories	(267)	131	(335)	13	(395)
Decrease (increase) in long-term accounts
receivable and deferred expenses	48	(2)	48	(1)	(141)
Write-off of inventories	-	15	-	-	150
Increase in deferred income taxes	-	-	-	-	(174)
Increase in trade payables	137	463	101	138	730
Increase in other accounts payable and
accrued expenses	1,581	1,563	340	5	1,855

Net cash provided by operating activities	5,736	2,594	4,072	883	8,014

Cash flows from investing activities:
Purchase of property and equipment	(1,776)	(1,770)	(1,057)	(950)	(2,638)
Proceeds from sale of property and equipment	379	501	137	247	860
Increase in long-term accounts receivable	(228)	-	(126)	-	-
Acquisition of Cellocator (a)	-	-	-	-	(16,571)
Acquisition of other intangible assets	-	(135)	-	(135)	(117)

Net cash used in investing activities	(1,625)	(1,404)	(1,046)	(838)	(18,466)

Cash flows from financing activities:
Receipt of long-term loans from banks	7,099	-	7,099	-	5,000
Repayment of long-term loans from banks	(2,088)	(1,946)	(1,076)	(1,446)	(4,347)

Repayment of long-term loans from
shareholders and others	(8,868)	(1,340)	(8,045)	(684)	(2,767)
Proceeds from issuance of shares and exercise
of warrants, net	-	9,593	-	7,742	9,588

Short-term bank credit, net	(625)	(847)	(851)	501	(1,752)

Net cash provided by (used in) financing
activities	(4,482)	5,460	(2,873)	6,113	5,722

Effect of exchange rate on cash and cash
equivalents	(291)	52	(263)	33	80

Increase in cash and cash equivalents	(662)	6,702	(110)	6,191	(4,650)
Cash and cash equivalents at the beginning of
the period	1,200	5,850	648	6,361	5,850

Cash and cash equivalents at the end of the
period	$538	$12,552	$538	$12,552	$1,200

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31, 2007
	2008	2007
	Unaudited

(a) Acquisition of Cellocator and Matan activities:

Fair value of assets acquired and liabilities assumed at date of acquisition:

Working capital	$-	$-	$(1,323)
Property and equipment	-	-	(151)
Customer related intangibles	-	-	(3,943)
Brand name			(1,775)
Developed technology	-	-	(4,890)
Goodwill	-	-	(8,750)
Accrued severance pay, net	-	-	20

	-	-	(20,812)

Fair value of shares issued	-	-	1,430
Fair value of convertible debentures	-	-	1,951
Accrued expenses	-	-	860

			4,241

	$-	$-	$(16,571)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation Table of Non-GAAP Measures

U.S. dollars in thousands

Reconciliation of GAAP net income to non-GAAP net income is as follows:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2007
	2008	2007	2008	2007
	Unaudited

Net income (loss) as reported	$1,549	$(568)	$798	$(388)	$(338)

Amortization of intangible assets
and impairment of long-lived
assets	1,725	847	873	432	2,154

Loan Discount	695	-	695	-	-

Taxes on income	230	287	12	105	353

Non-GAAP Net income	$4,199	$566	$2,378	$149	$2,169

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation of the GAAP to non-GAAP operating results is as follows:

CONDENSED EBITDA

US dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2007
	2008	2007	2008	2007
	Unaudited

Net income (loss) as reported	$1,549	$(568)	$798	$(388)	$(338)

Non GAAP adjustment:
Financial expenses, net	2,175	1,385	1,424	860	2,814
Taxes on income	230	287	12	105	353
Depreciation and amortization	3,195	2,060	1,632	1,044	4,787
Minority interest	872	704	311	270	1,366

EBITDA	$8,021	$3,868	$4,177	$1,891	$8,982

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: August 13, 2008